[LETTERHEAD OF WIEN & MALKIN LLP]

April 30, 2004

TO PARTICIPANTS IN EMPIRE STATE BUILDING ASSOCIATES L.L.C.

Federal Identification Number 13-6084254

We enclose the annual report of Empire State Building Associates L.L.C. ("Associates") for the year ended December 31, 2003 and the comparative statement of operations under the sublease for the years 2003 and 2002. Associates is a limited liability company which is treated as a partnership for income tax purposes.

Property performance at the Empire State Building continues to be adversely impacted by the after effects of 9/11 and by the steep increase in expenses for security and insurance. The decrease in rental income and increase in expense were partially offset by an increase in Observatory and antenna income. Significant expenditures will be incurred in 2004 to improve the critical Observatory operations. The operating lessee projects that its profit in 2004 will be less than in 2003. New retail leases signed in 2004 and out for signature should help 2005 results.

The amount of $35,968 for professional fees and miscellaneous expense incurred in 2003 by Associates included $10,529 in connection with the acquisition of the fee and $18,281 paid to Wien & Malkin LLP for consent solicitation matters.

The operating lease provides for the payment of additional rent equal to 50% of the operating lessee's profit in excess of $1,000,000. The profit for 2003 was $14,604,590, so that the operating lessee paid additional rent of $6,802,295. The profit for 2002 was $29,952,016, so that the operating lessee paid additional rent of $14,476,008.

After reserves described below, $4,722,775 was available for distribution for 2003. In accordance with Associates' operating agreement, 6% of the distribution, $283,366, has been paid to Wien & Malkin. $4,439,409 was distributed to the Participants on March 2, 2004 and represented about 13.5% on the original cash investment of $33,000,000. Together with regular monthly distributions during the year 2003, total distributions to Participants for 2003 were at the rate of about 25.3%. Details are as follows:

Additional rent for the year 2003 $6,802,295

Dividend and interest income 70,480

6,872,775

Less:

Set-aside for annual debt service

on the mortgage, net of ground rent savings $2,000,000

Addition to reserves 150,000 2,150,000

Balance $4,722,775

Distribution to Participants on March 2, 2004 $4,439,409

Additional fee paid to Wien & Malkin
(6% of $4,722,775) 283,366

Total $4,722,775

Associates' total reserves are now approximately $4,000,000.

Total distributions to the Participants on the original cash investment for the years 1997 through 2003 were as follows:

2003 25.3% 1999 31.9%

2002 45.9% 1998 20.3%

2001* 81.8% 1997 15.0%

2000 51.8%

*Including approximately 30% attributable to a real estate tax refund.

For financial statement purposes, distributions to Participants for 2003 of $8,328,742 (including the additional distribution of $4,439,409) were greater than Associates' income of $7,247,765. The difference is treated as a return of capital rather than as taxable income, and results mainly from depreciation of the building and amortization of financing costs.

Taking into account that a portion of prior distributions constituted a return of capital, the average capital investment for the year 2003 was $15,014,029. Distributions of $8,328,742 for 2003 were about 55% on the average capital. The book value on December 31, 2003 of an original cash investment of $10,000 was $3,353.

Those Participants who have voluntarily authorized additional compensation to Wien & Malkin, in the event of a sale of the Empire State Building, pursuant to consent solicitation letters of September 14, 2001 and September 13, 1991 will receive from Wien & Malkin each year through January 5, 2076 their pro rata shares of the originally scheduled increases in additional payments to Wien & Malkin from the reductions in master lease rent effective in 1992 and 2013. This amounts to $45,017 per annum commencing in 1992 and $52,405 per annum commencing in 2013. Each such Participant holding a $10,000 participation will receive each year $13.64 for 1992 through 2012 and $15.88 commencing 2013. The Schedule K-1 previously submitted to you noted the amount you received on March 5, 2003 to be reported on your 2003 income tax returns. The payment for 2003 was mailed to you on March 2, 2004 and will be reportable on your 2004 income tax returns.

Schedule K-1 forms (Form 1065), containing 2003 tax information, were mailed to the Participants on March 22, 2004.

If you have any question about the enclosed material, please communicate with our office.

Cordially yours,

WIEN & MALKIN LLP

By: Mark Labell

ML:fm

Enc.

[LETTERHEAD OF J.H. COHN]

INDEPENDENT ACCOUNTANTS' REPORT

To the participants in Empire State Building Associates L.L.C. (a Limited Liability Company):

We have audited the accompanying consolidated balance sheet of Empire State Building Associates L.L.C. as of December 31, 2003, and the related consolidated statements of income, members' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of Associates' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empire State Building Associates L.L.C. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

New York, N.Y.

March 1, 2004

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2003

Assets
Cash and cash equivalents:
JP Morgan Chase Bank	$ 35,638
North Fork Bank (restricted cash re: mortgage interest)	865,392
Distribution account held by Wien & Malkin LLP	324,111
Fidelity U.S. Treasury Income Portfolio	9,632,675
10,857,816
Receivable from participants re: NYS estimated tax	258,242
Additional rent due from Empire
State Building Company L.L.C.	802,295
Mortgage financing costs	$1,796,287
Less: Accumulated amortization	306,865	1,489,422
Real estate:
Empire State Building, situated at
350 Fifth Avenue, New York, N.Y.	38,933,801
Less: Accumulated depreciation	1,706,470	37,227,331

Land		21,550,588

Total assets		$72,185,694

Liabilities and members' equity
Liabilities:
First mortgage payable	60,500,000
Accrued supervisory services	283,366
Accrued mortgage interest	338,632
Total liabilities	61,121,998
Commitments and contingencies

Members' equity	11,063,696

Total liabilities and members' equity	$72,185,694

See accompanying notes to consolidated financial statements.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Income:
Basic rent	$ 6,018,750
Additional rent	6,802,295
Dividend and interest income	70,481
Total income	12,891,526

Expenses:
Interest on mortgage	$ 3,987,118
Supervisory services	442,783
Amortization of financing costs	179,628
Professional fees and miscellaneous	35,968
Total expenses	4,645,497
Income before depreciation of building	8,246,029
Depreciation of building	998,264
Net income	$ 7,247,765

See accompanying notes to consolidated financial statements.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

CONSOLIDATED STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

Members' equity, January 1, 2003	$18,964,362
Add, Net income for the year ended
December 31, 2003	7,247,765
26,212,127
Less, Distributions:

Monthly distributions,
January 1, 2003 through December 31, 2003	$ 3,889,333
Additional distribution on March 5, 2003	11,259,098	15,148,431

Members' equity, December 31, 2003	$11,063,696

See accompanying notes to consolidated financial statements.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities
Net income	$ 7,247,765
Adjustments to reconcile net income to net
cash provided by operating activities:
Amortization of financing costs	179,628
Depreciation of building	998,264
Changes in operating assets and liabilities:
Additional rent due from
Empire State Building Company L.L.C.	673,713
Accrued supervisory services	(435,303)
Net cash provided by operating activities	8,664,067
Cash flows from financing activities
Change in receivable from participants	(258,242)
Distributions to participants	(15,148,431)
Net cash used in financing activities	(15,406,673)
Net decrease in cash and cash equivalents	(6,742,606)
Cash and cash equivalents, beginning of year	17,600,422
Cash and cash equivalents, end of year	$ 10,857,816

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$ 3,987,118

See accompanying notes to consolidated financial statements.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. Business Activity

Through April 16, 2002, Empire State Building Associates L.L.C. ("Associates") owned the tenant's interest in a master operating leasehold (the "Master Lease") on the Empire State Building (the "Building"), located at 350 Fifth Avenue, New York, New York. Associates subleases the property to Empire State Building Company L.L.C. ("Company"). On April 17, 2002, Associates acquired, through a wholly-owned limited liability company, the fee title to the Building, and to the land thereunder (the "Land"), (together, the "Real Estate"). See Note 2. The consolidated financial statements include the accounts of Associates and, effective April 17, 2002, its wholly-owned limited liability company, Empire State Land Associates L.L.C. All intercompany accounts and transactions have been eliminated in consolidation.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

Cash and cash equivalents include investments in money market funds and all highly liquid debt instruments purchased with a maturity of three months or less. Cash at December 31, 2003 includes a money market account held at North Fork Bank pursuant to the terms of the mortgage, to be used monthly to satisfy a portion of the mortgage interest obligation.

Real estate and depreciation

The Real Estate is carried in the financial statements at a total cost of $60,484,389, consisting of $57,500,000 for the purchase price paid to the seller, $752,022 for acquisition costs, and $2,232,367 representing the unamortized balance of the cost of the Master Lease on the date the Real Estate was acquired. Based on an appraisal of the Real Estate and the opinion of counsel, the cost of the Real Estate was allocated to Land ($21,550,588), 35.63%, and Building ($38,933,801), 64.37%. Under the terms of the contract of sale, the deed contains language to avoid the merger of the fee estate and the leasehold, although on a consolidated financial statement basis Associates incurred no leasehold rent expense after acquiring the Real Estate.

The Building is being depreciated on a straight-line basis using an estimated life of 39 years from April 17, 2002. Prior to the acquisition of the Real Estate in April 2002, the value of the Master Lease was stated at cost and amortized using the straight-line method over its lease term. Since the unamortized cost of the Master Lease is included as part of the cost of the Real Estate as of April 17, 2002, no amortization has been taken since that date.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies (concluded)

Mortgage financing costs

Mortgage financing costs, totaling $1,796,287, are being amortized ratably over the life of the mortgage.

Amortization expense amounts to $179,628 for each of the next five years subsequent to December 31, 2003.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Rent Income

The annual minimum basic rent during the remainder of the sublessee's first renewal term, through January 4, 2013, is $6,018,750. The sublease provides for three successive renewal options of twenty-one years each, at an annual basic rent of $5,895,625 throughout all renewal terms.

Additional rent through all renewal terms under the sublease is payable in an amount equal to 50% of the sublessee's annual net income, as defined, in excess of $1,000,000. Additional rent earned for the year 2003 was $6,802,295.

4. Related Party Transactions

    Rent income

    All rent income is received by Associates from the Company, a related party, some of whose members are also members in Associates.

    Supervisory and other services

Supervisory and other services are provided to Associates by its supervisor, Wien & Malkin LLP ("Wien & Malkin"), a related party in which Peter L. Malkin, a member in Associates, has an interest. Beneficial interests in Associates are held by one or more persons at Wien & Malkin, their family members, and/or trusts, limited liability companies or similar entities owned for their family members.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. Related Party Transactions (concluded)

  Supervisory and other services (concluded)

Transactions in 2003 with Wien & Malkin were as follows:

Basic supervisory fee $159,417

Additional supervisory fee 283,366

$442,783

5. First Mortgage Note Payable

To finance the acquisition of the fee title to the Real Estate (Note 1) and certain related costs, Associates obtained a $60,500,000 first mortgage with North Fork Bank.

The mortgage matures on May 1, 2012. Monthly payments under the mortgage are interest only at a fixed rate of 6.5% through maturity. Payments commenced on June 1, 2002, except that short-term interest from the closing until April 30, 2002 was due on May 1, 2002. The mortgage may be prepaid at any time after 24 months with the payment of a premium equal to the greater of (a) 1% of the amount prepaid and (b) an amount calculated pursuant to a prepayment formula designed to preserve the bank's yield to maturity.

The mortgage loan is secured by a lien on the Real Estate and Associates' leasehold estate under the Master Lease of the Real Estate.

6. Income Taxes

Net income is computed without regard to income tax expense since Associates does not pay a tax on its income; instead, any such taxes are paid by the participants in their individual capacities.

7. Contingencies

Wien & Malkin and Peter L. Malkin, a member in Company, have been engaged in a proceeding with Company's managing agent, Helmsley-Spear, Inc. commenced in 1997, concerning the management, leasing, and supervision of the property that is subject to the net sublease to the operating sublessee. In this connection, certain legal and professional fees and other expenses have been paid and incurred by Wien & Malkin and Mr. Malkin, and additional costs are expected to be incurred. Wien & Malkin and Mr. Malkin have represented that such costs will be recovered only to the extent that (a) competent tribunal authorizes payment or (b) an investor voluntarily agrees that his or her proportionate share be paid. Accordingly, Associates' allocable share of such costs is as yet undetermined, and Associates has not provided for the expense and related liability with respect to such costs in these consolidated financial statements.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

(A Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Contingencies (concluded)

The original action was commenced in June 1997 and was referred to arbitration. The March 30, 2001 decision of the Arbitrators, which was confirmed by the court, (i) reaffirms the right of the investors in the lessee to vote to terminate Helmsley-Spear, Inc. without cause, (ii) dismisses Helmsley-Spear, Inc.'s claims against Wien & Malkin LLP and Peter L. Malkin, (iii) rejects the termination of Helmsley-Spear, Inc. for cause. The parts of the decision under appeal were initially affirmed by the Appellate Division, and the New York Court of Appeals declined to review such ruling. On October 6, 2003, the United States Supreme Court granted Wien & Malkin's petition, vacated the judgement of the Appellate Division and remanded the case to the New York court for further consideration of the issues raised by Wien & Malkin's appeal.

In January 1998, Irving Schneider, who is one of the controlling principals of Helmsley-Spear and has no record or beneficial interest in Company, brought litigation against Company's supervisor, Wien & Malkin, and member, Peter L. Malkin, claiming misconduct and seeking damages and disqualification from performing services for Company. In March 2002, the court dismissed Mr. Schneider's claims. Mr. Schneider has appealed this dismissal. Wien & Malkin and Mr. Malkin are defending against these claims.

8. Concentration of Credit Risk

Associates maintains cash balances in two banks, a money market fund (Fidelity U.S. Treasury Income Portfolio) and a distribution account held by Wien & Malkin LLP. The balance in each bank is insured by the Federal Deposit Insurance Corporation up to $100,000, and at December 31, 2003 there was an uninsured balance of approximately $765,000. The cash in the money market fund and the distribution account held by Wien & Malkin are not insured. The funds held in the distribution account were paid to the participants on January 1, 2004.

EMPIRE STATE BUILDING AND OBSERVATORY

COMPARATIVE COMBINED STATEMENT OF INCOME

YEARS ENDED

DECEMBER 31, 2003

AND

DECEMBER 31, 2002

Dated: New York, NY

March 23, 2004

[LETTERHEAD OF MCGRATH, DOYLE & PHAIR, CPA]

Empire State Building Company L.L.C.

60 East 42nd Street

New York, NY 10165

We have audited the accompanying Comparative Combined Statement of Income of Empire State Building and Observatory for the years ended December 31, 2003 and 2002 for the purpose of determining "Net Operating Profit" and "Overage Rent" as those terms are defined in Section 2.05 of Agreement of Sublease dated December 27, 1961. During the years ended December 31, 2003 and 2002, the entire building, with the exception of the Observatory, was operated by Empire State Building Company L.L.C. and the Observatory was operated by Empire State Building, Inc. The Combined Statement of Income is the responsibility of the management of Empire State Building Company L.L.C. and Empire State Building, Inc. Our responsibility is to express an opinion on the Combined Statement of Income based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Combined Statement of Income is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Combined Statement of Income. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying Comparative Combined Statement of Income of Empire State Building and Observatory presents fairly, in all material respects, the Net Operating Profit and Overage Rent for the years ended December 31, 2003 and 2002, in conformity with Section 2.05 of the aforementioned Agreement dated December 27, 1961.

As discussed in Note 2 to the Combined Statement of Income, Empire State Building Company L.L.C. and other related parties have been named as defendants in legal actions. All defendants have denied all material allegations. It is not possible at this time to predict the outcome or range of potential loss, if any, which might result from those actions. No provision for any loss has been made in the accompanying Combined Statement of Income.

New York, NY

March 23, 2004

Empire State Building and Observatory

COMPARATIVE COMBINED STATEMENT OF INCOME

	2003	2002	Increase (Decrease)
INCOME
Rent, including electricity	$69,979,965	$70,585,557	($605,592)
Observatory admissions	28,576,626	25,779,409	2,797,217
Other observatory income	4,806,036	3,804,080	1,001,956
Antenna rent	8,218,509	6,760,655	1,457,854
Insurance proceeds	400,000	-	400,000
Lease cancellation	54,942	797,481	-742,539
Other	954,360	774,638	179,722
Total income	112,990,438	108,501,820	4,488,618
OPERATING EXPENSES
Rent	6,018,750	6,018,750	-
Real estate taxes	22,373,843	18,191,349	4,182,494
Wages, contract cleaning and protection service	14,942,864	14,373,946	568,918
Electricity	7,872,378	8,183,105	-310,727
Tenants' and building alterations, repairs and supplies	14,363,994	8,413,621	5,950,373
Management fees and leasing commissions	5,032,606	1,529,113	3,503,493
Observatory:
Wages	3,205,546	3,000,967	204,579
Contracted labor	1,793,773	1,897,051	-103,278
Advertising and public relations	623,578	603,821	19,757
Payroll taxes and other labor cost	1,147,981	961,780	186,201
Other taxes and expenses	662,077	717,741	-55,664
Steam	2,140,863	1,305,867	834,996
Professional fees (Note 1)	2,547,847	2,189,694	358,153
Payroll taxes and other labor costs	4,111,137	3,863,640	247,497
Insurance	9,329,423	5,078,058	4,251,365
Water and sewer	162,892	198,963	-36,071
Rubbish removal	122,017	100,585	21,432
Advertising	1,153,384	1,225,852	-72,468
Telephone	133,296	118,100	15,196
Sprinkler alarm service	65,084	92,106	-27,022
Directory service	22,245	13,947	8,298
NYS Sales tax	42,849	-	42,849
Interest on Sales tax	9,580	-	9,580
Paging and other intercommunication	130,877	142,963	-12,086
Dues	29,324	30,689	-1,365
Other expenses	347,640	298,096	49,544

Total expenses before overage rent	98,385,848	78,549,804	19,836,044

NET OPERATING PROFIT	$14,604,590	$29,952,016	($15,347,426)
OVERAGE RENT, 50% OF NET OPERATING PROFIT IN EXCESS OF $1,000,000	$6,802,295	$14,476,008	($7,673,713)

Empire State Building and Observatory

NOTES TO COMBINED STATEMENT OF INCOME

NOTE

1. Professional fees in 2003 and 2002 include payments to Wien & Malkin LLP aggregating $383,724 and $395,721, respectively, including supervisory fees of $270,000 in each year. A partner in Wien & Malkin LLP is a member in Company.

2. Litigation

(a) Lieberman & Nowak, L.L.P. v. Empire State Building Co., L.L.C.

Company is a defendant in an action commenced on or about December 18, 2002 in which plaintiff Lieberman & Nowak, L.L.P. ("L&N") alleges: (i) that it was constructively evicted from the leased premises, (ii) that enhanced security measures at the Empire State Building following the terrorist attacks of September 11, 2001 wrongfully interfered with L&N's business, and (iii) that Company improperly failed to apply certain credits to L&N's rental arrears. L&N seeks damages of at least $524,000 including, on its constructive eviction claim, damages accruing at the rate of $22,000 per month.

After serving an initial answer denying the allegations in the complaint, Company engaged in discovery with L&N.

Following several months of discovery, Company filed a motion to amend its answer to (i) assert a counterclaim against L&N based on L&N's abandonment of its leased premises and (ii) obtain leave to assert a third-party complaint against the law firm of Dickstein Shapiro Morin & Oshinsky, L.L.P. ("Dickstein") based on Company's belief that Dickstein may be a successor-in-interest to L&N. Company's argument in this regard is based on an apparent de facto merger that took place between L&N and Dickstein at or around the same time that L&N abandoned the premises. Company seeks at least $2,488,467.10 in damages, jointly and severally, against L&N and Dickstein. Company's motion to amend was granted and, on or about December 4, 2003, Company served an amended answer, counterclaim and third-party complaint on L&N and Dickstein. L&N timely served a reply to the counterclaims. On or about February 6, 2004, Dickstein served a motion to dismiss the third-party complaint, in which it argues that it is not a successor-in-interest to L&N. Dickstein's motion to dismiss is currently returnable on April 5, 2004.

Company will continue to vigorously contest the claims made against it in this action.

Empire State Building and Observatory

NOTES TO COMBINED STATEMENT OF INCOME

NOTE

(b) Company, and numerous other New York City Building owners, are defendants in an action entitled Stanislawa Staniszek v. A.C.&S. Inc., et al., which is part of the New York City Asbestos Litigation pending before the New York State Supreme Court.

It is alleged that plaintiff, now deceased, suffered from mesothelioma and other related conditions as a result of being exposed to asbestos and asbestos-related products while employed as a project supervisor at various locations, including the Empire State Building.

While a Note of Issue was filed in this matter over one year ago, placing the case on the Court's trial calendar, the matter has since been removed from any trial cluster assigned by the Court and no new trial date has been set.

Company is awaiting further activity in the case by plaintiff's counsel, before pressing for futher discovery.

3. Contingent Liabilities

Wien & Malkin LLP and Peter L. Malkin, a member in Company, have been engaged in a proceeding with Helmsley-Spear, Inc. commenced in 1997, concerning the management, leasing and supervision of Company's property. In this connection, certain costs for legal and professional fees and other expenses have been paid and incurred by Wien & Malkin and Mr. Malkin and additional costs are expected to be incurred. Wien & Malkin and Mr. Malkin have represented that such costs will be recovered only to the extent that ( a ) a competent tribunal authorizes payment by Company or ( b ) an investor voluntarily agrees that his or her proportionate share be paid. Accordingly, Company's allocable share of such costs is as yet undetermined and Company has not provided for the expense and related liability with respect to such costs in these financial statements.

The original action was commenced in June 1997 and was referred to arbitration. The March 30, 2001 decision of the Arbitrators, which was confirmed by the court, (i) reaffirms the right of the investors to vote to terminate Helmsley-Spear without cause, (ii) dismisses Helmsley-Spear's claims against Wien & Malkin and Peter L. Malkin, and (iii) rejects the termination of Helmsley-Spear for cause. The parts of the decision under appeal were initially affirmed by the Appellate Division, and the New York Court of Appeals declined to review such ruling. On October 6, 2003, the United States Supreme Court granted Wien & Malkin's petition, vacated the judgment of the Appellate Division and remanded the case to the New York court for further consideration of the issues raised by Wien & Malkin's appeal.

In January 1998, Irving Schneider, who is one of the controlling principals of Helmsley-Spear and has no record or beneficial interest in Company, brought litigation against

Empire State Building and Observatory

NOTES TO COMBINED STATEMENT OF INCOME

NOTE

Company's supervisor, Wien & Malkin, and member, Peter L. Malkin, claiming misconduct and seeking damages and disqualification from performing services for Company. In March 2002, the court dismissed Mr. Schneider's claims. Mr. Schneider has appealed this dismissal. Wien & Malkin and Mr. Malkin are defending against these claims.

In April 2002, Leona M. Helmsley, who is a 63.75% member in Company, brought litigation against Company's supervisor, Wien & Malkin, and member, Peter L. Malkin, claiming misconduct and seeking damages and disqualification from performing services for Company. In December 2002, Mrs. Helmsley withdrew all her claims, and this litigation was dismissed.